18 February 2015

ISSUED ON BEHALF OF REED ELSEVIER PLC AND REED ELSEVIER NV

Transactions in own shares

Reed Elsevier PLC announces that today, it purchased (through UBS Limited) 123,500 Reed Elsevier PLC ordinary shares at a price of 1167.1241p per share. The purchased shares will be held as treasury shares. Following the above purchase, Reed Elsevier PLC holds 73,913,785 ordinary shares in treasury, and has 1,131,800,296 ordinary shares in issue (excluding treasury shares). Since 2 January 2015 Reed Elsevier PLC has purchased 4,215,450 shares.

Reed Elsevier NV announces that today, it purchased (through UBS Limited) 71,500 Reed Elsevier NV ordinary shares at a price of €22.1486 per share. The purchased shares will be held as treasury shares. Following the above purchase, Reed Elsevier NV holds 43,738,344 ordinary shares in treasury, and has 653,752,818 ordinary shares in issue (excluding treasury shares). Since 2 January 2015 Reed Elsevier NV has purchased 2,439,800 shares.